August 3, 2018

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:
Ms. Sonia Gupta Barros

Assistant Director

Office of Real Estate and Commodities

Re:
Manufactured Housing Properties Inc.

Amendment No. 3 to Form 10-12G

Filed May 31, 2018

File No. 000-51229

Dear Ms. Sonia Gupta Barros:

This letter sets forth the responses of Manufactured Housing Properties Inc., a Nevada corporation (the “Company” or “MHPC” or “Our” or “We”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August July 25, 2018 concerning the Company’s Amendment No. 1 to Our Registration Statement on Form 10-12G (File No. 000-51229) filed with the Commission on May 31, 2018 (the “Registration Statement”).

Except as otherwise expressly indicated, references in the text of the responses herein to captions and page numbers are to Amendment No. 3 to the Registration Statement (“Amendment No. 3”) that is being filed herewith. For your convenience, we set forth in this response letter each comment from the Staff’s comment letter in bold type-face followed by the Company’s response below it. Courtesy copies of the marked Amendment No. 3 and materials described as being furnished supplemental are furnished in multiple copies under separate cover by overnight courier.

General

1.
We note your revised disclosure on page 2 in response to comment 1. Please revise to disclose whether the company intends to rely upon the various exemptions available to companies meeting the definition of an emerging growth company. In addition, and to the extent applicable, please revise your registration statement cover page in conformance with the requirements of Form 10 to indicate whether you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Response: We note the Staff's comment and after further analysis, we have decided Not to elect to be an Emerging Growth Company and we do not plan to rely upon the various exemptions available to companies meeting the definition of an emerging growth company.

Item 3. Properties, page 16

2.
We note your revised disclosure on page 16 in response to comment 7. Please revise to disclose your occupancy rate for the most recent period presented, rather than from the date of acquisition of each respective property through March 31, 2018.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 3 to the Registration Statement on Form 10-12G.

Item 6. Executive Compensation, page 19

3.
We note your revised disclosure on page 19 in response to comment 9 of our letter dated June 14, 2018 and comment 15 of our letter dated May 16, 2018. However, we continue to note that you have not provided the outstanding equity awards at fiscal year-end table required under Item 402(p) of Regulation S-K. Please revise to provide the tabular disclosure required under Item 402(p) or tell us why you believe it is not required.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 3 to the Registration Statement on Form 10-12G.

Item 13. Financial Statements and Supplementary Data

Independent Auditor’s Report, page F-37

4.
 We note that the Opinion section refers to the “year ended” instead of the nine months ended September 30, 2016. Please revise or advise.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 3 to the Registration Statement on Form 10-12G.

Note 5 – Subsequent Events, pages F-41, F-46 and F-51

5.
We note the disclosure on pages F-41, F-46 and F-51 that subsequent events were evaluated through July 10, 2018, the date the financial statements were issued, while the accountant’s reports are dated July 12, 2018. Please revise or advise.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 3 to the Registration Statement on Form 10-12G.

We believe that the foregoing and the revisions contained in Amendment No. 3 to the Registration Statement on Form 10-12G address each of the Staff’s concerns as indicated in its comment letter. Please do not hesitate to contact me (704-869-2500 ext.244) or the Company’s attorney, Phillip A. Wylie of Wylie Legal Group, PLLC (214-932-1780), should you have any questions or comments regarding the foregoing.

Sincerely,

/s/ Michael Z. Anise

Michael Z. Anise
Chief Financial Officer
 cc: Phillip A. Wylie, Esq.

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